Exhibit 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (the "Company")

30 Duncan Street, Suite 401

Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

June 3, 2021 and June 8, 2021

Item 3.	News Release

News releases dated June 3, 2021 and June 8, 2021 were disseminated via GlobeNewswire. Copies of the news releases have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced on June 3, 2021 that its common shares (the "Common Shares") and warrants (the "Warrants") would commence trading on the Toronto Stock Exchange ("TSX") under the ticker symbols "FTRP" and "FTRP.WT", respectively, at the opening of the market on June 7, 2021. The Company also announced that it has bolstered its Board of Directors with the appointments of Barry Fishman and Ellen Lubman.

On June 7, 2021, the Common Shares and Warrants commenced trading on the TSX. In connection with the TSX listing, the Company's Common Shares and Warrants were delisted from the Canadian Securities Exchange ("CSE").

On June 8, 2021, the Company announced that it has applied to list its Common Shares on the NASDAQ Stock Market ("NASDAQ").

Item 5.	Full Description of Material Change

See Item 4.

There will be no change to the Common Shares, Warrants or to the Company's share structure. The Company's Common Shares continue to be quoted in the United States on the OTCQX under the symbol "FTRPF". The TSX and CSE have each published bulletins announcing the listing and delisting, respectively. No action is required on the part of shareholders.

Biographical information regarding Mr. Fishman and Ms. Lubman is set forth below.

Barry Fishman

Mr. Fishman has almost 25 years of experience as an entrepreneurial business leader, most recently as CEO of VIVO Cannabis Inc. Prior to joining VIVO, he served as CEO of international specialty pharmaceutical company Merus Labs, through its 2017 acquisition by Norgine B.V. He also previously served as CEO of Teva Canada, a major affiliate of the world's largest generic drug-maker and began his pharmaceutical career at Eli Lilly Canada, where he served as Vice President of Marketing. Mr. Fishman has also recently served as an independent director on a number of high-profile boards, including Aurora Cannabis Inc. and Canopy Growth Corporation.

Ellen Lubman

Ms. Lubman is currently Chief Business Officer of Werewolf Therapeutics, Inc. From October 2018 to July 2020, she served as the Chief Business Officer at Impel NeuroPharma, Inc., a privately held biotechnology company focused on neurological and neuropsychiatric diseases. Prior to Impel, she was the Vice President of External Science & Innovation at Forest Labs, from February 2014 until its acquisition by Actavis plc in July 2014, and served in the same role at Actavis through June 2018 during which time Actavis merged with and renamed itself Allergan plc. Prior to Allergan, Ms. Lubman held numerous executive business, investment and strategic leadership roles at Kadmon Pharmaceuticals, Bristol Myers Squibb, Celtic Pharma Management, L.P., Robertson Stephens Investment Bank and Abbott Labs. She serves on the board of directors of GeneCentric Therapeutics and on the Advisory Board of TMRW.org. In addition, Ms. Lubman serves on the Scientific Advisory Board of the Daedalus Innovation Fund of Weill- Cornell and board of directors of Gilda’s Club of NYC and is the Southern California Chairwoman of Executive Women in BIO.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Paula Amy Hewitt

Vice President, General Counsel and Corporate Secretary

Telephone: (416) 617-6277

Item 9.	Date of Report

June 10, 2021